Exhibit 12.1

	Three Months Ended	Year Ended December 31,
	3/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011
Earnings:
Income before income taxes	$252.6	$1,195.9	$885.3	$851.2	$823.9	$906.3
Less Minority Interest	(0.2)	(0.5)	(0.3)	(0.2)	(0.3)	0.3
Interest expense	93.7	371.7	355.1	367.3	396.9	448.3
Interest component of rent	4.4	17.9	16.4	15.9	15.3	16.6
Capitalized interest	(1.0)	(6.8)	(6.4)	(7.3)	(8.4)	(8.1)

Total earnings for ratio	$349.5	$1,578.2	$1,250.1	$1,226.9	$1,227.4	$1,363.4

Fixed Charges:
Interest expense	$93.7	$371.7	$355.1	$367.3	$396.9	$448.3
Interest component of rent	4.4	17.9	16.4	15.9	15.3	16.6

Total interest for ratio	$98.1	$389.6	$371.5	$383.2	$412.2	$464.9

Ratio of earnings to fixed charges	3.6	4.1	3.4	3.2	3.0	2.9